[Letterhead of Debevoise & Plimpton LLP]

June 8, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer R. Hardy

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 7010

Re:	BWAY Holding Company
Amendment No. 5 to Registration Statement on Form S-1
Filed June 8, 2007
File No. 333-141174

Dear Ms. Hardy,

This letter relates to the proposed initial public offering (the “Offering”) of the common stock of BWAY Holding Company (the “Company”) pursuant to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

The Company is filing, via EDGAR, Amendment No. 5 (“Amendment No. 5”) to the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 5, as well as two copies of a blacklined version of Amendment No. 5, marked to show changes from Amendment No. 4 to the Registration Statement, as filed on May 30, 2007.

The changes indicated in Amendment No. 5 include principally changes to file the remaining exhibits, including a form of Underwriting Agreement and to update certain disclosure.

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Paul Rodel at (212) 909-6478 or Sharon Han at (212) 909-6550.

Sincerely,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Dale Welcome
John Cash
Matt Franker
Securities and Exchange Commission

Kevin C. Kern
Jeffrey M. O’Connell
BWAY Holding Company
Robert E. Buckholz, Jr.
Sullivan & Cromwell LLP

Enclosures

2